10SB12G/A




                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 FORM 10-SB/A-1

                  GENERAL FORM FOR REGISTRATION OF SECURITIES
                 OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
                     OR 12(g) OF THE SECURITIES ACT OF 1934

                       TONER SYSTEMS INTERNATIONAL, INC.
             (Exact name of Registrant as specified in its charter)


          Nevada                                         87-0419231
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
incorporation or organization)


4485 Abinadi Road, Salt Lake City, Utah                   84124
(Address of principal executive offices)               (Zip Code)


Issuer's telephone number  (801)  266-8093

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class                             Name of each exchange on which
      None                                      each class is to be registered
                                                                N/A


Securities to be registered pursuant to Section 12(g) of the Act:

Title of each class

Common Stock       Par Value $.001
Preferred Stock    Par Value $.001

                              FINANCIAL STATEMENTS


The accompanying balance sheets of Toner Systems International, Inc. (development stage company) at May 31, 2000 and December 31, 1999, and the related statements of operations and cash flows for the five months ended May 31, 2000 and the years ended December 31,1999 and 1998 and the period August 25, 1980 (date of inception) to May 31, 2000, and the statement of stockholder' equity for the period August 25, 1980 to May 31, 2000, have been prepared by the Company's management and they do not include all information and notes to the financial statements necessary for a complete presentation of the financial position, results of operations, and cash flows in conformity with generally accepted accounting principles. In the opinion of management, all adjustments considered necessary for a fair presentation of the results of operations and financial position have been included and all such adjustments are of a normal recurring nature.

Operating results for the five months ended May 31, 2000, are not necessarily indicative of the results that can be expected for the year ending December 31, 2000.


   The accompanying notes are an integral part of these financial statements.

ANDERSEN ANDERSEN & STRONG. L.C.                  941 East 3300 South, Suite 202
Certified Public Accountants                          Salt Lake City, Utah 84106
  and Business Consultants                                Telephone 801 486-0096

      REPORT ON REVIEW BY INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Board of Directors
Toner Systems International, Inc.

We have reviewed the condensed balance sheet of Toner Systems International, Inc.(development stage company) as of May 31, 2000 and the related condensed statement of operations and the condensed statement of cash flows for the five months ended May 31, 2000 and the years ended December 31, 1999 and 1998 and the period August 25, 1980 (date of inception) to May 31. 2000. These financial statements are the responsibility of the company's management.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements for them to be in conformity with generally accepted accounting principles.

/s/ Andersen Andersen and Strong

Salt Lake City, Utah
June 30, 2000



                        TONER SYSTEMS INTERNATIONAL, INC.
                           (Development Stage Company)
                                 BALANCE SHEETS
                       May 31, 2000 and December 31, 1999

                                                                   May 31,       Dec31,
                                                                    2000          1999
                                                                  --------      --------

ASSETS

CURRENT ASSETS

    Cash                                                          $    -        $    -
                                                                  --------      --------

          Total Current Assets                                    $    -        $    -
                                                                  ========      ========
LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

   Accounts payable                                               $  2,560      $  2,560
                                                                  --------      --------

          Total Current Liabilities                                  2,560         2,560
                                                                  --------      --------

STOCKHOLDERS' EQUITY

    Preferred stock
       10,000,000 shares authorized at $0.001 par value:              -              -
       none outstanding
    Common stock
       50,000,000 shares authorized at $0.001 par value;
       10,048,762 shares issued and outstanding                     10,049        10,049

    Capital in excess of par value                                 425,872       425,872
    Deficit accumulated during the development stage              (438,481)     (438,481)
                                                                  --------      --------

          Total Stockholders' Deficiency                            (2,560)       (2,560)
                                                                  --------      --------


                                                                  $    -        $    -
                                                                  ========      ========


                             TONER SYSTEMS INTERNATIONAL, INC.
                                (Development Stage Company)
                                 STATEMENTS OF OPERATIONS
         For the Five Months Ended May 31, 2000 and the Years Ended December 31, 1999,
          and 1998 and the period August 25, 1980 (Date of Inception) to May 31, 2000

                                                                                              Aug 25, 1980
                                                                                                (Date of
                                              May 31,         Dec 31,         Dec 31,          inception)
                                               2000            1999            1998          to May 31, 2000
                                             ---------      ----------      ----------      -----------------

REVENUES                                   $     -          $     -         $     -         $       156,948

EXPENSES                                         -              10,355          14,000             (595,429)
                                             ---------      ----------      ----------      ----------------

NET LOSS                                   $     -          $  (10,355)     $  (14,000)     $      (438,481)
                                             =========      ==========      ==========      ================


NET LOSS PER COMMON SHARE

          Basic                            $     -          $     (.21)     $     (.30)
                                             ---------      ----------      ----------


Average Outstanding Shares

            Basic                           10,048,762          48,762          47,012
                                            ----------      ----------      ----------






                                          TONER SYSTEMS INTERNATIONAL, INC.
                                            (Development Stage Company)
                                 STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                           Period August 25, 1980 (Date of Inception) to May 31, 2000

                                                                                           Capital in
                                                             Common Stock                   Excess of         Accumulated
                                                             ------------                   Par Value           Deficit
                                                       Shares              Amount
                                                     ---------           --------        --------------      ------------

Balance August 25, 1980 (Date of Inception)                -            $      -         $        -          $        -

Issuance of common stock for cash, less costs
    at $ 33.33 -1980 - 1981                              1,912                    2            63,748

Net income for the period ended December 31, 1982          -                   -                  -                13,591

Issuance of common stock for all stock of
    Cherry Creek Gold Corporation at
    $30.90-August 18, 1983                              10,550                   11            325,590                -

Net income for the year ended December 31, 1983            -                   -                  -                 2,764

Net loss for the year ended December 31, 1984              -                   -                  -              (101,655)

Issuance of common stock for expenses and
    Services at $1.00-January 24, 1985                   1,400                    1              1,399                -

Net loss for the year ended December 31,1985               -                   -                  -               (64,383)

Net loss for the year ended December 31, 1986              -                   -                  -              (251,126)

Issuance of common stock for expenses
    and services at $ 1.00 - November 7, 1988               35                 -                    35                -

Net income for the year ended December 31, 1988            -                   -                  -                10,023

Issuance of common stock for expenses and
    services at $1.00-November30, 1994                  15,800                   16             15,784                -

Net loss for the year ended December 31, 1994              -                   -                  -               (15,800)

Issuance of common stock for services
    at $1.00-March 21, 1995                              5,000                    5              4,995                -

Net loss for the year ended December 31, 1995              -                   -                  -                (7,560)

Issuance of shares resulting from reverse split             65                 -                  -                   -

Issuance of common stock for services
    At $1.00-February 18, 1998                          14,000                   14             13,986                -

Net loss for the year ended December 31, 1998              -                   -                  -               (14,000)

Issuance of common stock for expenses and
   services at $.001 - December 31, 1999            10,000,000               10,000               -                   -

Contributions to capital - expenses -1999                  -                   -                   335                -
Net loss for the year ended December 31, 1999              -                   -                  -               (10,335)
                                                    ----------           ----------      -------------
Balance December 31, 1999                           10,048,762               10,049            425,872           (438,481)
Net loss for the five months ended May 31,2000             -                   -                  -                   -

Balance May 31, 2000                                10,048,762          $    10,049      $     425,872       $   (438,481)
                                                    ==========          ===========      =============       ============




                                                 TONER SYSTEMS INTERNATIONAL, INC.
                                                    (Development Stage Company)
                                                      STATEMENT OF CASH FLOWS
                                         For the Five Months Ended May 31, 2000 and the
                                        Years Ended December 31, 1999, and 1998, and the
                                     Period August 25, 1980 (Date of Inception) to May 31, 2000


                                                                                                           August 25,1980
                                                                                                        (Date of Inception)
                                                    2000                1999             1998              to May 31, 2000
                                                 -----------        ------------     ------------      -------------------

CASH FLOWS FROM OPERATING
    ACTIVITIES
   Net loss                                      $     -            $    (10,335)    $    (14,000)     $          (438,481)
   Adjustments to reconcile net loss to
     net cash provided by operating
       activities

         Capital contributions and stock issued
            for expenses and services                                     10,335           14,000                   46,570
          Changes in accounts payable                  -                     -                -                      2,560
          Loss of assets                               -                     -                -                    325,601
                                                 -----------        ------------     ------------      -------------------


          Net Cash Used by Operations                  -                     -                -                    (63,750)
                                                 -----------        ------------     ------------      --------------------


CASH FLOWS FROM INVESTING
    ACTIVITIES                                         -                     -                -                        -
                                                 -----------        ------------     ------------      -------------------

CASH FLOWS FROM FINANCING
    ACTIVITIES

    Proceeds from issuance of common
       stock                                           -                     -                -                     63,750
                                                 -----------        ------------     ------------      -------------------


    Net Increase (Decrease) in Cash                    -                     -                -                        -
    Cash Beginning of Period                           -                     -                -                        -
                                                 -----------        ------------     ------------      -------------------

    Cash End of Period                           $     -            $        -       $        -        $               -
                                                 -----------        ------------     ------------      -------------------



SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES

Issuance of 10,550 common shares for merger -1983                       $325,601
                                                                        --------
Issuance of 1,400 common shares for expenses -1985                         1,400
                                                                           -----
Issuance of 35 common shares for expenses -1988                               35
                                                                              --
Issuance of 15,800 common shares for expenses - 1994                      15,800
                                                                          ------
Issuance of 5,000 common shares for expenses -1995                         5,000
                                                                           -----
Issuance of 14,000 common shares for expenses -1998                       14,000
                                                                          ------
Issuance of 10,000,000 common shares for expenses -1999                   10,000
                                                                          ------
Contributions to capital - expenses -1999                                    335
                                                                             ---

   The accompanying notes are an integral part of these financial statements.

                        TONER SYSTEMS INTERNATIONAL, INC.
                           (Development Stage Company)
                          Notes to Financial Statements

1.   ORGANIZATION

The company was incorporated under the laws of the State of Utah on August 25, 1980 with authorized capital stock of 5,000,000 shares at $0.001 par value with the name of "Business Ventures Corporation". The Company's name was later changed to Cherry Creek Gold Corporation in connection with a merger with a company of the same name on August 18, 1983. As part of the merger the Company increased the authorized common stock to 50,000,000 shares with the same par value. On December 30, 1994 the Company changed its name to Toner Systems International, Inc. and on February 9, 1998 changed its domicile to the State of Nevada.

On March 2, 1998 the Company completed a reverse stock split of one share for 1,000 shares of common stock outstanding. This report has been prepared showing after stock split shares from inception.

On March 29, 2000 the Company filed amended articles authorizing 10,000,000 shares of preferred stock at a par value of $.001.

Since its inception the Company has been engaged in the development of mining properties and became inactive after 1988. The Company has been in the development stage since inception.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Methods

The Company recognizes income and expenses based on the accrual method of accounting.

Dividend Policy

The Company has not yet adopted a policy regarding payment of dividends.

Income Taxes

On May 31, 2000 the Company had a net operating loss carry forward of $438,481. The tax benefit from the loss carry forward has been fully offset by a valuation reserve because the use of the future tax benefit is doubtful since the Company has no operations. The net operating loss will expire starting in 1998 through 2022.

Basic and Diluted Net Income (Loss)Per Share

Basic net income (loss) per share amounts are computed based on the weighted average number of shares actually outstanding. Diluted net income (loss) per share amounts are computed using the weighted average number of common shares and common equivalent shares outstanding as if shares had been issued on the exercise of the preferred share rights unless the exercise becomes antidilutive and then only the basic per share amounts are shown in the report.

Financial Instruments

The carrying amounts of financial instruments are considered by management to be their estimated fair values.

Comprehensive Income

The Company adopted Statement of Financial Accounting Standards No. 130. The adoption of this standard had no impact on the total stockholder's equity.

Recent Accounting Pronouncements

The Company does not expect that the adoption of other recent accounting pronouncements will have a material impact on its financial statements.

Estimates and Assumptions

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of the assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing these financial statements.

3.   RELATED PARTY TRANSACTIONS

Related parties have acquired 99.7 % of the outstanding common stock.

4.   GOING CONCERN

The Company has no assets to pay its liabilities and intends to acquire interests in various business opportunities which, in the opinion of management, will provide a profit to the Company which will require additional working capital.

Continuation of the Company as a going concern is dependent upon obtaining additional working capital and the management of the Company has developed a strategy, which it believes will accomplish this objective through additional equity, and long term financing which will enable the Company to continue operations into the coming year.

There can be no assurance that management can be successful in this effort.

SIGNATURES

In accordance with section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this amended registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

TONER  SYSTEMS  INTERNATIONAL,  INC.



Date:  June 30, 2000                            By  /s/ Gerald Walton
                                                 Secretary & Director

                                                By  /s/  Laura Olson
                                                      President